Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) entered into this 24th day of January, 2007, by and between Switch & Data Facilities Company, Inc., a Delaware corporation (the “Parent”), and Switch and Data, Inc., a Delaware corporation (the “Subsidiary” and together with the Parent, the “Constituent Corporations”).

BACKGROUND

The authorized capital stock of the Parent consists of: (i) 50,000,000 shares of Common Stock, $0.0001 par value per share (the “Parent Common Stock”), 42,295,257 shares of which are issued and outstanding as of the date of this Agreement; (ii) 65,217,392 shares of Series B Common Stock, $0.0001 par value per share (the “Parent Series B Common Stock”), 65,217,392 shares of which are issued and outstanding as of the date of this Agreement; (iii) 1,141,287 shares of Series A Special Junior Stock, $0.0001 par value per share (the “Parent Series A Special Junior Stock”), 706,258 shares of which are issued and outstanding as of the date of this Agreement; (iv) 366,077 shares of Series B Special Junior Stock, $0.0001 par value per share (the “Parent Series B Special Junior Stock”), 265,033 shares of which are issued and outstanding as of the date of this Agreement; (v) 4,000,000 shares of Series C Special Junior Stock, $0.0001 par value per share (the “Parent Series C Special Junior Stock”), 219,812 shares of which are issued and outstanding as of the date of this Agreement; (vi) 22,099,974 shares of Series B Convertible Preferred Stock, $0.0001 par value per share (the “Parent Series B Convertible Preferred Stock”), 22,099,974 shares of which are issued and outstanding as of the date of this Agreement; (vii) 32,608,696 shares of Series C Redeemable Preferred Stock, $0.0001 par value per share (the “Parent Series C Redeemable Preferred Stock”), 32,608,696 shares of which are issued and outstanding as of the date of this Agreement; (viii) 325,000 shares of Series D-1 Preferred Stock, $0.0001 par value per share (the “Parent Series D-1 Preferred Stock”), 325,000 shares of which are issued and outstanding as of the date of this Agreement; (ix) 3,250,000 shares of Series D-2 Preferred Stock, $0.0001 par value per share (the “Parent Series D-2 Preferred Stock,” and together with the Parent Common Stock, the Parent Series B Common Stock, the Parent Series A Special Junior Stock, the Parent Series B Special Junior Stock, the Parent Series C Special Junior Stock, the Parent Series B Convertible Preferred Stock, the Parent Series C Redeemable Preferred Stock and the Parent Series D-1 Preferred Stock, collectively, the “Parent Capital Stock”), 215,335 shares of which are issued and outstanding as of the date of this Agreement;

The authorized capital stock of the Subsidiary consists of: (i) 200,000,000 shares of Common Stock, $0.0001 par value per share (the “Subsidiary Common Stock”), 100 shares of which are issued and outstanding and held by the Parent as of the date of this Agreement; and (ii) 25,000,000 shares of Preferred Stock, $0.0001 par value per share, none of which are issued and outstanding on the date of this Agreement. The Subsidiary is a new corporation formed expressly for the purpose of consummating the transactions described in this Agreement. The Subsidiary has not engaged in any business operations and has no material assets or liabilities.

The parties deem it advisable and in the best interests of the Constituent Corporations and their stockholders that the Parent be merged with and into the Subsidiary (the “Merger”) in accordance with the provisions of the Delaware General Corporation Law (“DGCL”) and desire to state in this Agreement the method of effectuating the Merger and certain other details and provisions of the Merger.

The respective boards of directors of the Constituent Corporations have reviewed the terms and conditions of this Agreement and, by resolutions duly adopted, have authorized, approved and adopted this Agreement. The stockholders of the Parent will approve and adopt this Agreement by written consent without a meeting. The Parent, as the sole stockholder of the Subsidiary, will approve and adopt this Agreement by written consent without a meeting.

For U.S. Federal income tax purposes it is intended that the Merger will be a reorganization that is defined in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, (the “Code”), and the exchange of shares described in Section 6 below will be treated as a separate reorganization that is defined in Section 368(a)(1)(E) of the Code.

Accordingly, in consideration of the mutual covenants and agreements set forth below, the parties agree as follows:

TERMS

1. Constituent Corporations and Merger. On the Effective Time, as defined in Section 3 below, the Parent shall be merged with and into the Subsidiary and the Subsidiary shall be the surviving corporation (the “Surviving Corporation”).

2.	Surviving Corporation.

(a) The name by which the Surviving Corporation shall be known is: Switch & Data Facilities Company, Inc.

(b) The corporate purposes of the Surviving Corporation shall be the purposes set forth in the Certificate of Incorporation of the Subsidiary.

(c) The Certificate of Incorporation of the Subsidiary shall be amended at the Effective Time to read in its entirety as set forth in Exhibit A to this Agreement. The Certificate of Incorporation of the Subsidiary, as so amended, will be the Certificate of Incorporation of the Surviving Corporation and will remain in effect until changed or amended as provided in such Certificate of Incorporation or by applicable law.

(d) The By-Laws of the Surviving Corporation shall be the By-Laws of the Subsidiary.

(e) The officers and directors of the Surviving Corporation shall be those of the Subsidiary immediately prior to the Effective Time.

3. Effective Time. Simultaneously with or immediately prior to the closing of an initial public offering of shares of the Subsidiary Common Stock pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or such earlier time as the Boards of Directors of the Parent and the Subsidiary shall approve, a Certificate of Merger shall be filed with the Secretary of State of the State of Delaware pursuant to the applicable provisions of the DGCL. The Merger shall become effective when the Certificate of Merger is filed in the Office of the Secretary of State of the State of Delaware or such time as the parties shall agree and as specified in the Certificate of Merger (the “Effective Time”).

4. Effect of Merger. From and after the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL, including the following: (i) the separate corporate existence of the Parent shall cease and all of its assets, property, rights and powers as well as all debts due it and all choses in action belonging to it shall be transferred to and vested in the Subsidiary as the Surviving Corporation without further act or deed; (ii) the Subsidiary as the Surviving Corporation shall continue in existence and retain all of its assets, property, leasehold interests, rights and powers as well as all debts due to it and all choses in action belonging to it without impairment; and further, the rights of creditors of the Parent, lessors of property leased by the Parent and parties contracting with the Parent shall not in any manner be impaired by the Merger, and the Subsidiary as the Surviving Corporation shall remain liable for all of its liabilities and obligations existing prior to the Effective Time and shall be deemed to have assumed the obligations of the Parent existing prior to the Effective Time to the same extent as if the Subsidiary had itself incurred such obligations; and further the aggregate amount of the net assets of the parties which was available for the payment of dividends immediately prior to the Merger shall continue to be available for the payment of dividends by the Surviving Corporation.

5. Further Assurance. If at any time the Parent shall consider or be advised that any acknowledgments or further assurances or assignments in law or other similar actions are necessary or desirable to acknowledge, confirm, vest or perfect in and to the Surviving Corporation any rights, title or interests of the Parent, or otherwise to carry out the provisions of this Agreement, the Parent and its respective officers and directors shall and will execute and deliver any and all such acknowledgements, assurances or assignments in law, and do all things necessary or proper to acknowledge, confirm, vest or perfect such rights, title or interests in the Surviving Corporation, and to otherwise carry out the provisions of this Agreement.

6.	Exchange of Shares.

(a) At the Effective Time, by virtue of the Merger, and without any action on the part of any party or the holder of any of their securities: (i) each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Common Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (ii) each share of Parent Series B Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series B Common Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of

Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (iii) each share of Parent Series A Special Junior Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series A Special Junior Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (iv) each share of Parent Series B Special Junior Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series B Special Junior Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (v) each share of Parent Series C Special Junior Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series C Special Junior Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (vi) each share of Parent Series B Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series B Convertible Preferred Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (vii) each share of Parent Series C Redeemable Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series C Redeemable Preferred Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (viii) each share of Parent Series D-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series D-1 Preferred Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B, (ix) each share of Parent Series D-2 Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Parent Series D-2 Preferred Stock described in Section 6(c) and Appraisal Shares) shall be converted into the right to receive the number of shares of Subsidiary Common Stock determined pursuant to the Calculation Method set forth on Exhibit B.

(b) From and after the Effective Time, each certificate previously representing shares of issued and outstanding the Parent Capital Stock shall, upon surrender to the Surviving Corporation, entitle the holder to receive in exchange therefor a certificate or certificates (or no certificates) representing the number of shares of the Subsidiary Common Stock such holder is entitled to receive in accordance with the paragraphs (a) above and (d) below. No holder of the Parent Capital Stock shall be entitled to receive shares of the Subsidiary Common Stock in accordance with paragraphs (a) above and (d) below, until the holder of the Parent Capital Stock surrenders the certificate or certificates representing the Parent Capital Stock.

(c) Each share, if any, of capital stock held in the Parent’s treasury at the Effective Time shall automatically be canceled and retired and will cease to exist.

(d) Notwithstanding anything to the contrary in this Agreement, no fractional shares of Subsidiary Common Stock will be issued in the Merger and a fractional share interest will not entitle the owner thereof to vote or to any rights of a stockholder of the

Surviving Corporation. In lieu of each such fractional share interest, the holders of Parent Capital Stock will each be entitled to receive an additional fractional share of Subsidiary Common Stock, such that the holder shall receive a whole share.

(e) At the Effective Time, all of the presently issued and outstanding shares of the Subsidiary Common Stock shall cease to exist and be cancelled, and no consideration shall be payable in exchange therefor.

(f) Each option or other right to purchase or otherwise acquire shares of the Parent Capital Stock granted pursuant to the Parent’s stock option plans and programs and outstanding immediately before the Effective Time will convert into an equivalent option or right to acquire shares of the Subsidiary Common Stock pursuant to the Subsidiary’s 2007 Stock Incentive Plan, on the same terms and conditions as were applicable under the Parent stock option or right to purchase. The parties will take all action necessary to implement the provisions of this paragraph 6(f), including, without limitation, to amend or terminate, any agreement or plan providing an option or other right to acquire shares of the Parent Capital Stock, to ensure that after giving effect to the foregoing no such option or right will be exercisable for the Parent Capital Stock following the Effective Time, but rather, will become an option or other right to acquire shares of the Subsidiary Common Stock pursuant to the Subsidiary’s 2007 Stock Incentive Plan. The implementation of the provisions of this paragraph 6(f) shall be made in accordance with applicable law, including without limitation the applicable provisions of Sections 424 and 409A of the Code.

7. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, but only to the extent required by the DGCL and only to the extent holders of Parent Capital Stock have not waived their rights to an appraisal under the Parent’s Fourth Amended and Restated Investors Agreement, as amended to date, shares of Parent Capital Stock that are issued and outstanding immediately prior to the Effective Time that are held by any record holder who complies with all the provisions of the DGCL concerning the right of holders of Parent Capital Stock to an appraisal of their shares pursuant to Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the merger consideration payable pursuant to Section 6(a), but instead at the Effective Time shall become the right to payment of the fair value of such shares as may be determined pursuant to Section 262 of the DGCL; provided, however, that (i) if any such holder of Appraisal Shares shall subsequently deliver a written withdrawal of his, her or its demand for appraisal (with the written approval of the Surviving Corporation, if such withdrawal is not tendered within 60 days after the Effective Time), or (ii) if any such holder of Appraisal Shares fails to establish and perfect his, her or its entitlement to appraisal rights as provided by applicable law, or (iii) if within 120 days of the Effective Time neither any such holder of Appraisal Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all shares of Parent Capital Stock outstanding at the Effective Time and held by such holder of Appraisal Shares in accordance with applicable law, then such holder or holders, as the case may be, shall forfeit the right to appraisal of such shares and such shares shall thereupon be deemed to be subject to the provisions of Section 6 above.

8. Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the Effective Time, of the following conditions:

(a) the Parent shall have obtained approval to consummate the Merger from holders representing: (i) at least 87% of Parent Series D-1 Preferred Stock, voting separately as a class, (ii) at least 75% of Parent Series C Redeemable Preferred Stock, voting separately as a class, (iii) at least 75% of Parent Series B Convertible Preferred Stock, voting separately as a class, and (iv) at least 73% of the Combined Voting Class (as defined in the Parent’s Certificate of Incorporation);

(b) no statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the Merger;

(c) all approvals and consents necessary or desirable, if any, in connection with consummation of the Merger have been obtained;

(d) the Securities and Exchange Commission has declared the effectiveness of a registration statement on Form S-1 for an initial public offering of shares of Subsidiary Common Stock; and

(e) the Subsidiary has completed the pricing of the offering of Subsidiary Common Stock to be sold in an initial public offering.

9. Abandonment. This Agreement may be terminated and the Merger abandoned by the mutual consent of the Boards of Directors of the Parent and the Subsidiary at any time prior to the filing date with the Delaware Secretary of State, whether or not at the time of such termination and abandonment this Agreement has been adopted by the stockholders of the Parent.

10. Amendment; Waiver. At any time before the Effective Time, the Parent and the Subsidiary may, to the extent permitted by the DGCL and at any time before or after approval of this Agreement by the stockholders of Parent and Subsidiary, by written agreement amend, modify or supplement any provision of this Agreement, provided however, that after any approval of this Agreement by the stockholders of Parent or Subsidiary, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable law.

11. Entire Agreement; Assignment. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties.

12. Governing Law. This Agreement will be governed by and construed in accordance with the substantive laws of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

13. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

14. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Agreement and Plan of Merger effective as of the date first above written.

SWITCH & DATA FACILITIES COMPANY, INC., a Delaware corporation

By:	/s/ Keith Olsen
Keith Olsen, Chief Executive Officer and President

SWITCH AND DATA, INC., a Delaware corporation

By:	/s/ Keith Olsen
Keith Olsen, Chief Executive Officer and President

EXHIBIT A

AMENDED CERTIFICATE OF INCORPORATION

OF

SWITCH & DATA FACILITIES COMPANY, INC.

I.

The name of this Corporation is Switch & Data Facilities Company, Inc., a Delaware corporation.

II.

The address, including street, number, city and county, of the registered office of this Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent of this Corporation in the State of Delaware at such address is Corporation Service Company.

III.

The nature of the business and of the purposes to be conducted and promoted by this Corporation are to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

IV.

The total number of shares of stock which this Corporation shall have authority to issue is two hundred twenty-five million (225,000,000) shares, of which twenty-five million (25,000,000) shares of the par value of $0.0001 per share shall be Preferred Stock and two hundred million (200,000,000) shares of the par value of $0.0001 per share shall be Common Stock.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of this Corporation.

A. COMMON STOCK

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series. The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any of the then outstanding Preferred Stock. Upon the dissolution or liquidation of this Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of this Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding Preferred Stock.

B. PREFERRED STOCK

The Board of Directors of this Corporation is hereby expressly granted the authority by resolution or resolutions to establish and issue the Preferred Stock in one or more series with such voting powers, full or limited, or no voting powers, and with such designations, preferences and relative, participating, optional or other special rights, including without limitation dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences, and with such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the establishment and issuance thereof adopted by the Board of Directors.

V.

Except as otherwise provided in this Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the By-Laws.

VI.

For the management of the business and for the conduct of the affairs of this Corporation, and in further definition, limitation and regulation of the powers of this Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that;

A. BOARD OF DIRECTORS

1. Power, Number, Classes and Terms of the Directors. The management of the business and the conduct of the affairs of this Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall initially be six (6). The number of directors which shall constitute the whole Board of Directors which in no event shall be less than one, shall be fixed exclusively by one or more resolutions adopted by the Board of Directors and not inconsistent with this Certificate. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At the first annual meeting of stockholders, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. The initial Board of Directors shall consist of the following individuals:

CLASS I DIRECTORS

William K. Luby

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

Kathleen Earley

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

CLASS II DIRECTORS

George B. Kelly

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

Arthur Matin

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

CLASS III DIRECTORS

Keith Olsen

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

M. Alex White

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

Notwithstanding the foregoing provisions of this section, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

2. Removal of Directors. Neither the Board of Directors nor any individual director may be removed without cause. Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of eighty percent (80%) of the voting power of all then-outstanding shares of capital stock of this Corporation entitled to vote generally at an election of directors.

3. Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause shall, unless otherwise provided by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, even if less than a quorum is then in office, or by the sole remaining director, and shall not be filled by stockholders. Directors elected to fill a newly created directorship or other vacancies shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor has been elected and has qualified.

4. Written Ballot Not Required. Elections of directors need not be by written ballot unless the By-Laws of this Corporation shall otherwise provide.

5. Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of this Corporation shall be given in the manner provided in the By-Laws of this Corporation.

VII.

To the fullest extent that the DGCL, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of this Corporation shall be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law (1) for any breach of the director’s duty of loyalty to this Corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived any improper personal benefit. If the DGCL is hereafter amended to permit a corporation to further eliminate or limit the liability of a director of a corporation, then the liability of a director of this Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall, without further action of the directors or stockholders, be further eliminated or limited to the fullest extent permitted by the DGCL, as amended. Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate or the By-Laws of this Corporation inconsistent with this Article shall adversely affect any right or protection of a director of this Corporation existing at the time of such amendment or repeal.

VIII.

This Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. This Corporation shall advance expenses to the fullest extent permitted by said section. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise. If the DGCL is hereafter amended to permit a corporation to provide for indemnification rights broader than those provided by this Article, then the persons referred to in this Article shall be indemnified and held harmless by this Corporation to the fullest extent permitted by the DGCL as so amended. Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate or the By-Laws of this Corporation inconsistent with this Article shall adversely affect any right or protection of a director of this Corporation existing at the time of such amendment or repeal.

EXHIBIT B

TOTAL NUMBER OF SHARES OF SUBSIDIARY COMMON STOCK TO BE ISSUED

TO PARENT’S STOCKHOLDERS

* With such additional number of shares of Subsidiary Common Stock as may be required to comply with paragraph 6(d) of the Agreement, in order to eliminate fractional shares.

As a result of the Merger, all classes of the Parent’s capital stock will be exchanged for the Subsidiary Common Stock with the Parent’s securityholders receiving the portion of the Subsidiary Common Stock that would have been distributed to such securityholders if the Parent’s only asset was the Subsidiary Common Stock and the Parent distributed the shares of the Subsidiary Common Stock in the same manner that distributions would have been made in a complete liquidation of the Parent, taking into account the various rights, preferences and designations governing the Parent’s capital stock. Because of the rights, preferences and designations of certain shares of the Parent’s capital stock, certain securityholders of the Parent, in particular, holders of the Parent’s Common Stock, Series B Common Stock, and each class of Special Junior Stock, will not receive any of the Subsidiary Common Stock (or any other consideration) in the Merger.

The calculations for the above described conversion of each class of the Parent’s capital stock into the Subsidiary Common Stock will be based on the equity value of the Parent (the “Equity Value”), which shall be the equity value underlying the price per share offered to the public in the initial public offering of the shares of Subsidiary Common Stock (the “IPO Price”). For purposes of these calculations, the options that when exercised will yield Parent Series D-2 Preferred Stock to the exercising options holder (collectively, the “D-2 Options”) will all be treated as if they have been exercised prior to the Merger and the number of shares of Parent Series D-2 Preferred Stock issuable upon the exercise of the D-2 Options (collectively, the “D-2 Option Shares”) will be deemed to be issued and outstanding.

Below is a narrative description of the allocation of the Subsidiary Common Stock among each class of the Parent’s capital stock that will result from the Merger, followed by a numerical example of such allocation.

I. DISTRIBUTION TO HOLDERS OF PARENT SERIES D REDEEMABLE PREFERRED STOCK.

Pursuant to the Certificate of Designations for this class of stock, upon a liquidation of the Parent, an amount equal to the “Liquidation Value” (as defined in such Certificate of Designations) must be paid to the holders of such shares prior to any payment to any other class of the Parent’s capital stock.

No shares of Parent Series D Redeemable Preferred Stock are outstanding at the time of the Merger.

II. DISTRIBUTION OF THE “SERIES C INTERIM PREFERENCE AMOUNT” TO THE HOLDERS OF PARENT SERIES C REDEEMABLE PREFERRED STOCK.

Upon a liquidation of the Parent, after the distribution to the holders of Parent Series D Redeemable Preferred Stock, if any, the amount of $16 million minus any cash dividends, distributions or other payments (the “Series C Interim Preference Amount”) must be paid to the holders of Parent Series C Redeemable Preferred Stock prior to any payment to any other class of the Parent’s capital stock.

The required distribution of the Series C Interim Preference Amount has already been satisfied.

III. DISTRIBUTIONS TO THE HOLDERS OF THE PARENT’S CAPITAL STOCK.

The total value of the amount of shares of Subsidiary Common Stock distributable as a result of the Merger is the “Distributable Amount”. The “Remaining Distributable Amount” is equal to the Distributable Amount minus those required distributions discussed above, if any. For purposes of the Merger, therefore, the Remaining Distributable Amount and the Distributable Amount are equal.

A. Parent Series D-2 Preferred Stock and D-2 Option Shares.

The value of the total number of shares of Subsidiary Common Stock distributable to the class of holders of Parent Series D-2 Preferred Stock is equal to the “Parent Series D-2 Percentage” multiplied by the Remaining Distributable Amount. This total number of shares of Subsidiary Common Stock that is distributable to the holders of Parent Series D-2 Preferred Stock will be allocated among the holders of Parent Series D-2 Preferred Stock on a pro rata basis according to the number of shares of Parent Series D-2 Preferred Stock held by each.

Similarly, the value of the total number of shares of Subsidiary Common Stock allocable to the D-2 Options is equal to the “D-2 Option Percentage” multiplied by the Remaining Distributable Amount. This total number of shares of Subsidiary Common Stock that is allocable to the holders of D-2 Options will be allocated among the holders of D-2 Options on a pro rata basis according to the number of D-2 Option Shares of each.

Series D-2 Percentage equals a fraction (expressed as a percentage), (a) the numerator of which equals the sum of the outstanding shares of Parent Series D-2 Preferred Stock plus the D-2 Option Shares divided by ten, and (b) the denominator of which equals (i) the amount of the numerator calculated in (a) above plus (ii) the product of the “D-2 Equivalent Factor” multiplied by the number of outstanding shares of Parent Series D-1 Preferred Stock. The D-2 Equivalent Factor equals the Issue Price ($0.01 per share) divided by the Benchmark Price. The Benchmark Price is equal to $0.01 per share, subject to certain possible adjustments. None of these adjustments, however, are applicable to either the Parent Series D Redeemable Preferred Stock or to the D-2 Option Shares. Therefore, for purposes of the calculations related to the Merger, the Benchmark Price equals $0.01 per share and the D-2 Equivalent equals one.

Parent Series D-2 Percentage equals the Series D-2 Percentage multiplied by a fraction, (a) the numerator of which equals the number of shares of Parent Series D-2 Preferred Stock, and (b) the denominator of which equals the sum of the shares of Parent Series D-2 Preferred Stock plus the D-2 Option Shares.

D-2 Option Percentage equals the Series D-2 Percentage multiplied by the fraction of (a) the numerator of which equals the number of D-2 Option Shares, and (b) the denominator of which equals the sum of the shares of Parent Series D-2 Preferred Stock plus the D-2 Option Shares.

B. Parent Series D-1 Preferred Stock.

The value of the total number of shares of Subsidiary Common Stock distributable to the class of holders of Parent Series D-1 Preferred Stock is equal to the “Series D-1 Percentage” multiplied by the Remaining Distributable Amount. This total number of shares of Subsidiary Common Stock that is distributable to the holders of Parent Series D-1 Preferred Stock is then allocated among the holders of Parent Series D-1 Preferred Stock on a pro rata basis according to the number of shares of Parent Series D-1 Preferred Stock held by each.

Series D-1 Percentage equals (i) 65% multiplied by (ii) the difference between 100% and the Series D-2 Percentage.

C. Prior Junior Securities.

The “Prior Junior Securities” consist of the following classes of Parent capital stock: (i) Parent Series C Redeemable Preferred Stock, (ii) Parent Series B Preferred Stock, (iii) Parent Common Stock, (iv) Parent Series B Common Stock, (v) Parent Series A Special Junior Stock, (vi) Parent Series B Special Junior Stock, and (vii) Parent Series C Special Junior Stock.

The value of the total number of shares of Subsidiary Common Stock distributable to the holders of Prior Junior Securities is equal to the “Prior Junior Securities Percentage” multiplied by the Remaining Distributable Amount. This total number of shares of Subsidiary Common Stock that is distributable to the holders of Prior Junior Securities is then allocated among the holders of Prior Junior Securities based on the priorities, preferences and restrictions in the Certificate of Incorporation and the various Certificates of Designations governing the various classes or series of Prior Junior Securities.

Prior Junior Securities Percentage equals 100% minus the Series D-1 Percentage minus the Series D-2 Percentage.

1. Parent Series C Redeemable Preferred Stock.

The Prior Junior Securities Percentage of the Remaining Distributable Amount shall be distributed to the holders of the Parent Series C Redeemable Preferred Stock until such holders have received an amount equal to the aggregate Liquidation Preference Amount. The Liquidation Preference Amount for each outstanding share of Parent Series C Redeemable Preferred Stock equals

(a) $0.46 multiplied by three, plus (b) the aggregate of all accumulated but unpaid dividends (which accumulate at a rate of 12.5% per annum of the Issue Price, which is equal to $0.46 per share for purposes of Parent Series C Redeemable Preferred Stock).

As a result of the Parent’s distribution to the holders of Parent Series C Redeemable Preferred Stock in October 2006, a total of $38,072,045 remains to be paid to the holders of Parent Series C Redeemable Preferred Stock in order to satisfy part (a) of the definition of Liquidation Preference Amount discussed above, and $2,569,642 in accumulated unpaid dividends must be paid to the holders of Parent Series C Redeemable Preferred Stock in order to satisfy part (b). Dividends on the entire class of Parent Series C Redeemable Preferred Stock accumulate at a rate of $6,017 per day, and will continue to accumulate until the Merger is consummated.

2. Parent Series B Convertible Preferred Stock.

The value of the number of shares of Subsidiary Common Stock distributable to the holders of Parent Series B Convertible Preferred Stock equals the greater of (i) the Liquidation Preference Amount for each share of Parent Series B Convertible Preferred Stock or (ii) the amount each holder of Parent Series B Convertible Preferred Stock would receive if all of the outstanding shares of Parent Series B Convertible Preferred Stock were converted into shares of Parent Common Stock.

The Liquidation Preference Amount for each outstanding share of Parent Series B Convertible Preferred Stock equals $4.90 per share plus the aggregate accumulated unpaid dividends (which accumulate at a rate of 8.0% per annum of $4.90 per share).

Each share of Parent Series B Convertible Preferred Stock is convertible into the number of shares of Parent Common Stock equal to $4.90 per share divided by the Conversion Price ($2.18, subject to adjustments). Since, as discussed below, holders of Parent Common Stock will not receive any shares of Subsidiary Common Stock in the Merger, this deemed conversion of shares of Parent Series B Convertible Preferred Stock into shares of Parent Common Stock will not occur.

3. Parent Common Stock, Parent Series B Common, Parent Series A Special Junior Stock, Parent Series B Special Junior Stock and Parent Series C Special Junior Stock.

Any remaining shares of Subsidiary Common Stock to be distributed among these remaining five classes shall be distributed among the classes based on the number of shares of Parent Common Stock in such class or the number of shares of Parent Common Stock into which the shares of such class are convertible.

Shares of each of Parent Series B Common Stock, Parent Series A Special Junior Stock, Parent Series B Special Junior Stock and Parent Series C Special Junior Stock are convertible into shares of Parent Common Stock based on mathematical formulas set forth in the Certificate of Incorporation and the applicable Certificates of Designations.

As a result of the expected Equity Value, none of these classes will receive any Subsidiary Common Stock in the Merger.

EXAMPLE

Below is an example to illustrate the conversion of each of the classes of Parent stock into Subsidiary Common Stock as a result of the Merger.

Assumptions

1. No shares of Parent Series D Preferred Stock are outstanding at the time of the Merger.

2. Prior to the Merger, the Parent distributed an amount to the holders of Parent Series C Redeemable Preferred Stock that was sufficient to satisfy the full amount of the Series C Interim Preference Amount.

3. The Equity Value equals $392,292,861.

4. The Subsidiary has 26,152,857 shares of common stock, at an IPO Price of $15 per share, to issue to holders of Parent stock and allocate to D-2 Options.

5. The number of shares of Parent Series D-1 Preferred Stock outstanding equals 325,000.

6. The number of shares of Parent Series D-2 Preferred Stock outstanding equals 215,335.

7. The number of D-2 Option Shares equals 190,883.

8. The number of shares of Parent Series C Redeemable Preferred Stock outstanding equals 32,608,696.

9. The number of shares of Parent Series B Convertible Preferred Stock outstanding equals 22,099,974.

10. The amount necessary to satisfy part (a) of the Liquidation Preference Amount for Parent Series C Redeemable Preferred Stock equals $38,072,045.

11. The amount of accumulated dividends attributable to the Parent Series C Redeemable Preferred Stock equals $2,569,642.

Calculation

Series D-2 Percentage equals (a) 406,218 divided by ten; divided by (b) the amount calculated in (a) above plus 1 multiplied by 325,000. This percentage equals 11.11%. The Parent Series D-2 Percentage equals 11.11% multiplied by the fraction of 215,335 over 406,218, or 5.89%. The D-2 Option Percentage equals 11.11% multiplied by the fraction of 190,883 over 406,218, or 5.22%.

The value of Subsidiary Common Stock to be distributed to the class of Parent Series D-2 Preferred Stock equals 5.89% of the Equity Value, or $23,104,307. The number of shares of Subsidiary Common Stock to be distributed to the class of Parent Series D-2 Preferred Stock, at $15 per share, equals 1,540,287.

The value of Subsidiary Common Stock to be allocated to the class of D-2 Options equals 5.22% of the Equity Value, or $20,480,737. The number of shares of Subsidiary Common Stock to be allocated to the class of D-2 Options, at $15 per share, equals 1,365,382.

Series D-1 Percentage equals 65% multiplied by (100%—11.11%). This percentage is 57.78%. The value of Subsidiary Common Stock to be distributed to the class of Parent Series D-1 Preferred Stock equals 57.78% of the Equity Value, or $226,660,081. The number of shares of Subsidiary Common Stock to be distributed to the class of Parent Series D-1 Preferred Stock, at $15 per share, equals 15,110,672.

Prior Junior Securities Percentage equals 100% minus 57.78% minus 11.11%, which equals 31.11%. The value of Subsidiary Common Stock to be distributed to the class of Prior Junior Securities equals 31.11% of the Equity Value, or $122,047,736. The number of shares of Subsidiary Common Stock to be distributed to the class of Prior Junior Securities, at $15 per share, equals 8,136,516.

The amount necessary to satisfy part (a) of the Liquidation Preference Amount for Parent Series C Redeemable Preferred Stock equals $38,072,045. In addition, the value of Subsidiary Common Stock to be distributed to the class of Parent Series C Redeemable Preferred Stock in order to satisfy the amount of accumulated but unpaid dividends equals $2,569,642. The total value of Subsidiary Common Stock to be distributed to the class of Parent Series C Redeemable Preferred Stock equals $40,641,687, and the total number shares equals 2,709,446.

The Liquidation Preference Amount for each share of Parent Series B Convertible Preferred Stock equals $4.90 per share. This amount multiplied by the 22,099,974 shares of Parent Series B Convertible Preferred Stock outstanding equals an aggregate Liquidation Preference Amount of $108,289,872. The value of Subsidiary Common Stock distributed to the class of Parent Series B Convertible Preferred Stock, however, is limited to the number of shares of Subsidiary Common Stock remaining to be distributed. Thus, a value of $81,406,049, or 5,427,070 shares, of Subsidiary Common Stock will be distributed to the class of Parent Series B Convertible Preferred Stock.

After the above distributions of Subsidiary Common Stock to Parent Series D-1 Preferred Stock, Parent Series D-2 Preferred Stock, Parent Series C Redeemable Preferred Stock and Parent Series B Convertible Preferred Stock, no shares of Subsidiary Common Stock remain to be distributed to any of the other remaining classes of Prior Junior Securities.